Exhibit 99.9

CERTIFICATE OF QUALIFIED PERSON

As an author of the report entitled “NI 43-101 Technical Report on the Marigold Mine, Humboldt County, Nevada” dated effective November 19, 2014 prepared for Silver Standard Resources Inc. (the “Technical Report”), I hereby certify that:

1.	My name is Trevor J. Yeomans, Director of Metallurgy, Silver Standard Resources Inc. (“Silver Standard”), with business address at 800 – 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia, Canada V7X 1G4.

2.	I am a graduate of the Camborne School of Mines and hold an Honors degree in Mineral Processing which was awarded in 1980.

3.	Since 1981, I have been continuously and actively involved in the resources sector working primarily in North America, during which time I have been involved with many types of metallurgical plants at all levels of metallurgical, operational and management positions. For the past 5 years, I have been engaged in the assessment, development and operation of mineral projects in South America.

4.	I am a current member of Association of Professional Engineers and Geoscientists of British Columbia, membership number 35355.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (the “Instrument”) and certify that by reason of my education, affiliation with a professional association (as defined in the Instrument) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of the Instrument.

6.	My most recent visit to the Marigold mine was from June 16 to June 20, 2014, however, I was at site for 3 days in February 2014, and then a further 4 days in May 2014.

7.	I am responsible for the following sections of the Technical Report: 13 and 17. I am jointly responsible for the following sections of the Technical Report: 1 through 3 and 24 through 27.

8.	I am not independent of Silver Standard pursuant to section 1.5 of the Instrument.

9.	I had no involvement with the Marigold mine, prior to my employment with Silver Standard which began in March 2011.

10.	I have read the Instrument and Form 43-101F1 (the “Form”) and the sections of the Technical Report for which I am responsible have been prepared in compliance with the Instrument and the Form.

11.	As of the date of this certificate, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible and jointly responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

DATED at Vancouver, British Columbia, on November 19, 2014.

/s/ Trevor J. Yeomans
Trevor J. Yeomans, ACSM, P.Eng.